September 8, 2025

Mark Davis
Chief Executive Officer
Black Rock Coffee Bar, Inc.
9170 E. Bahia Drive
Suite 101
Scottsdale, AZ 85260

       Re: Black Rock Coffee Bar, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed September 2, 2025
           File No. 333-289685
Dear Mark Davis:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 6, 2025 letter.

Amendment No.1 to Registration Statement on Form S-1
Unaudited Pro Forma Combined and Consolidated Balance Sheet, page 100

1. Please provide totals of the Class A, B and C common stock outstanding and detail of how the amounts were derived for each column.
 September 8, 2025
Page 2

       Please contact Scott Stringer at 202-551-3272 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Donald Field at 202-551-3680 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   Ian D. Schuman